Part II, Item 1(a)

The NMS Stock ATS ("LX") is operated by Barclays Capital Inc. ("BCI"), the Broker-Dealer Operator. BCI is a broker and dealer registered with the SEC. It is the entity through which the Barclays group of entities ("Barclays") conducts investment banking activity in the United States. BCI"s Equities and Fixed Income business units have the ability to enter orders and trading interest into Barclays" order router and algorithms. Barclays" order router and algorithms may route the order, or part of the order, to LX. Those business units do not have the ability to enter orders utilizing a direct connection into LX. The Fixed Income business unit is comprised of the credit, interest rates, and foreign exchange businesses. The Fixed Income business unit trades in LX only for principal hedging purposes. The Equities business unit is comprised of the following trading desks: (1) program trading, which executes baskets of equity securities for clients, (2) flow volatility trading, which makes markets in listed and OTC options, variance and volatility swaps, other volatility products ~~and~~, executes associated hedges and runs Barclays' equities central risk book, (3) cash trading, which makes markets in equity securities ~~and runs Barclays" central risk book~~, (4) ETF trading, which makes markets in and effects create and redeem transactions in ETFs, (5) prime services, which executes equity total return swaps and associated hedge transactions, extends financing against equity security collateral in the form of margin loans, and offers electronic execution services through its quantitative prime services ("QPS") business, (6) convertible bonds, which makes markets in convertible bonds, (7) structured derivatives trading, which executes a variety of option, swap, forward and structured note transactions referencing equity securities and indices and associated hedge transactions, (8) equities syndicate, which makes markets in and places blocks of equity securities, including new issuances and (9) the electronic market making desk for listed options. The Equities business unit is also comprised of the following sales desks: (1) electronic sales and origination, (2) high-touch sales which includes program sales, cash sales, derivative sales and convertible bond sales and (3) prime sales. With the exception of the electronic market making desk for listed options, the Equities business units may enter orders as principal, riskless principal or as agent. Note, orders that will be traded on a riskless principal basis will come into LX with an order capacity of principal. The electronic market making desk for listed options only enters orders as principal. The MPID for BCI is LEHM.

Part III, Item 9(a)

CONDITIONAL ORDERS. LX provides a process for negotiating trades based on conditional parameters, called the Conditional Order Negotiation. A Subscriber may initiate a Conditional Order Negotiation by submitting a Conditional Order. An order that is not a Conditional Order is referred to as a Firm Order. Subscribers may submit Conditional Orders to LX using a direct connection, Barclays' order router or Barclays' algorithms. Barclays' algorithms submit Conditional Orders directly to LX, bypassing Barclays' order router. Conditional Orders are not immediately executable but may match, following additional message interactions, against contra-side orders in LX. Conditional Orders will only interact with Firm Orders in LX marked as Conditional Eligible or with other Conditional Orders. Barclays' default client configuration provides for the use of Conditional Orders by both Barclays order router and algorithms. Barclays' default configurations also mark all Firm Orders sent by Barclays order router and algorithms to be marked Conditional Eligible. Clients may alter these settings by contacting their Equities Sales Coverage, adjusting their settings in Barclays SPECS system or by emailing the Barclays Service Desk at LXService@barclays.com. Such adjustments are usually effective within 24 hours. If a Subscriber opts out of the Conditional Eligible Firm Order functionality, that Subscriber will not be able to use Conditional Orders. Firm Orders sent to LX by Subscribers using a direct connection are not eligible to interact with Conditional Orders. Conditional Orders describe the symbol, price, size, and side at which a Subscriber may be interested to trade. If and when there is a Conditional Eligible contra-side order in LX that could match against the Conditional Order, LX will send a message to the Conditional Order submitter indicating that a potential match has been found. This message is called a Conditional Invitation. The submitter of the Conditional Eligible Firm Order, however, will not receive any indication that its Firm Order is a potential match for a Conditional Order. Firm Orders in LX that are not Conditional Eligible will not trigger the sending of a Conditional Invitation. The Conditional Invitation describes the price, size (which is the smaller of the Conditional Order size and the potential contra-side order size), side and symbol of the potential match and includes a specific match ID. LX sends Conditional Invitations to the source of the relevant Conditional Order, whether direct connection, or Barclays' order router or algorithms. The dispatch of the Conditional Invitation also begins a "match timer" of 100ms, as further described below. The recipient of the Conditional Invitation may indicate its interest to match against the identified contra-side Conditional Eligible Firm Order by submitting a Firm-up Order.   Subscribers must submit Firm-up Orders in compliance with Barclays' FIX specifications and Firm-up Orders must include all information included in a Firm Order plus the match ID that corresponds to the relevant Conditional Invitation. Firm-up Orders will match against the contra-side order identified in the Conditional Invitation so long as that contra-side order remains in the order book as of the time the matching engine receives the Firm-up Order. Firm-up Orders received by the matching engine after the identified contra-side order has either executed against an intervening order or been canceled will not execute against the identified contra-side order. LX treats Firm-up Orders as any other Firm Orders sent to LX, including abiding by Effective Price/Tier/time priority, based upon the time the Firm-up Order is received. The treatment of Firm-up Orders that do not cross against the identified contra-side order depends on the time in force for that Firm-up Order and whether the Firm-up Order was received before or after the expiration of the "match timer". A Conditional Order submitter may mark a Firm-up Order with a time in force of either IOC or Day. If a Firm-up Order does not cross against the identified contra-side order, Firm-up Orders with a time in force of IOC received prior to the expiration of the match timer, will remain on the order book until the match timer expires. LX will immediately cancel back to the submitter any Firm-up Orders with a time in force of IOC received after the expiration of the match timer unless another order resting on the book can execute against the Firm-up Order. For example, assume two Conditional Orders potentially match. LX will send Conditional Invitations to both Conditional Order submitters. One Conditional Invitation recipient sends a Firm-up Order 20ms and the other sends a Firm-up Order 110ms after the Conditional Invitations were dispatched. If no other potential matching orders are present in LX, first Firm-up Order will remain on the order book until the expiry of the match timer and then will be cancelled back. The second Firm-up Order will cancel back immediately because it was received by LX after the expiry of the match timer. Firm-up Orders with a time in force of Day will be posted on the order book even if submitted after the expiry of the match timer. Note that the limitations described above relate to all Conditional Orders. These limitations are in addition to the effect of any Counter-Party Selection criteria described in Part III, Item 14.

Part III, Item 11(c)

LIMIT ORDER BOOK. LX maintains a limit order book for each NMS Stock traded in the system. All orders with a time in force of Day ~~(Posted Order)~~ received from Subscribers are placed in the limit order book. <u>We refer to orders that are posted to the limit order book (whether such orders are Firm Orders or Conditional Orders) as Posted Orders.</u> LX processes new orders, order cancellations, and replacement orders sequentially in the order received. The limit order book is updated to reflect new and replacement orders and any order cancellations. LX evaluates the limit order book for crossing opportunities following each update. The limit order book also attempts to cross orders when there is a change in the state of market data for an NMS stock (e.g., a new NBBO, Limit Up Limit Down band change, changes in halt conditions) or when an order otherwise becomes eligible to execute against (i.e., the MinTime duration has lapsed, see Part III, Item 14). Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber or, if not canceled by the Subscriber, canceled automatically at the end of the trading session that day (e.g., 4:00 P.M. EST on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates Firm Orders with a time in force of IOC upon receipt. If a crossing opportunity exists, the IOC order will be executed. If there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be canceled back to the Subscriber (i.e., IOC orders, other than Firm-up Orders received prior to the expiration of the match timer as described in Part III, Item 9, will not rest in the limit order book).

EXECUTION PRIORITY. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. See Part III, Item 9 for information on Conditional Orders. The execution priority of firm Posted Orders is determined in the following order: by (1) Effective Price (defined below), (2) Tier (described below) and (3) time of order receipt. Effective Price is the first execution priority parameter. The Effective Price is the limit price of an order bounded by either the NBBO or a peg instruction. For example, if the NBBO is 12.45/12.49 and a client sends an order to buy with a limit price of 12.50, the order's Effective Price is 12.49. In the same example, if the client instead sends a midpoint peg order to buy with a limit of 12.50, the order's Effective Price is the midpoint price of 12.47. The execution price for two matched orders will be at or within (but never outside) the NBBO based on current market data used by LX, subject to the Price Improvement Logic described below. The execution price must be consistent with any applicable price conditions placed on the orders, such as a limit price or peg instruction. Subscriber Tier is the second execution priority parameter. All Posted Orders are assigned to one of two Tiers. Tier 1 consists of orders from Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)). Tier 2 consists of orders from all other Subscribers including Broker-Dealers, Electronic Liquidity Providers, Barclays Trading Desks, and Barclays Principal Desk (as defined in Part III, Item 13(a)). When the Effective Price is equal, Tier 1 receives execution priority over Tier 2. Time of order is the third execution priority parameter. All orders, even those orders entered pre-open, are time stamped (by millisecond) when they enter LX. Where the Effective Price and Tier are equal, LX executes firm Posted Orders in the chronological order in which they are received. Pegged orders (including pegged orders with limit prices) maintain their time priority in the limit order book even if they are re-priced because of changes in the NBBO.

SHORT SALES. Subscribers may enter short sale orders into LX, subject to compliance with Regulation SHO. Barclays will make all "affirmative determinations" in connection with short sales. LX will verify that, in case of a short sale, the "locate" field in Barclays' order-taking system has been checked. However, pursuant to Regulation SHO Rule 203(b)(2)(i), Barclays relies upon the exception to the locate requirement when accepting short sale orders from its U.S. registered broker-dealer clients. In order to comply with the requirements set forth in Rule 201 of Regulation SHO, when short sale restrictions are in effect for a particular NMS Stock, LX will comply with the price test obligation by executing only short sale orders in such NMS Stock when priced higher than the national best bid. Additionally, LX only accepts orders marked short sale exempt from other broker-dealers.

REGULATION NMS. The Barclays ATS will reject any order that violates Rule 612 of Regulation NMS (the "Sub-Penny Rule"), and all executions effected by LX will be at or within the NBBO as required by Rule 611 of Regulation NMS (the "Order Protection Rule"). LX will accept orders outside of the LULD bands; however, it will not execute if the calculated cross price is outside of the LULD bands. LX will not re-price orders to allow for crossing within the bands. LX will not automatically reject or cancel orders if the crossing price is outside of the crossing constraints. During a trading pause or regulatory halt in an NMS stock subject to the LULD Plan, LX will not reject or cancel orders in the security. Following the trading pause or regulatory halt, LX will resume executing orders once trading has commenced on the primary listing exchange, LX has received the LULD bands from the SIP (provided that if the primary listing exchange is unable to reopen due to technology or system issues, LX will resume trading upon receipt of the price bands from the SIP via Exegy) and at least one execution has occurred on any other Trading Center.

LOCKED & CROSSED MARKETS. During a locked market, midpoint peg orders will not execute in LX but other peg and limit orders can. Clients have the ability to opt-out of any locked market crossing for all their trades or on a trade-by-trade basis. Additionally, Subscribers have the ability to opt in to receiving midpoint executions in a locked market. LX will not execute during a crossed market. Orders will reside on the order book until the crossed market has ended.

PRICE IMPROVEMENT LOGIC. LX supports a price improvement logic that will split any overlap in effective limit prices with 50% of the overlap going to the liquidity provider and 50% going to the liquidity taker. For example, suppose that a buyer has a posted order in the order book at a limit price of $10.01. Subsequently, a seller sends an order with a limit price of $10.00, creating a $0.01 overlap. Both parties will get 50% of the overlap, and these two orders will be crossed at a price of $10.005 as long as all of the standard crossing constraints are met (e.g., the crossing price is at, or within, the NBBO).

ERRORS. LX handles execution errors in accordance with Barclays' Global Cash Equities Error Procedure (the "Error Procedure"). The Error Procedure applies to bona fide mistakes and general errors made by the Barclays business or a client. The Error Procedure requires notification of Barclays' errors to the relevant Supervisor. Barclays aims to unwind Barclays' errors with a view to minimizing market impact and protecting client interests. Generally, for Barclays technology-related errors, Barclays will determine a course of action based on the facts and circumstances surrounding such errors. This could result in one or both sides of the trade being cancelled. Barclays handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. Following a determination of erroneous trading by the primary market, LX will cancel both sides of any erroneous trade.

Document comparison by Workshare 9.5 on Tuesday, October 8, 2019 5:37:52 PM

Input:	
Document 1 ID	interwovenSite://AMERICAS-DMS/AMERICAS/33677035/1
Description	#33677035v1<AMERICAS> - ATS-N UA Provisions to be Changed 10.08.19
Document 2 ID	interwovenSite://AMERICAS-DMS/AMERICAS/33677101/1
Description	#33677101v1<AMERICAS> - ATS-N UA Provisions as Changed 10.08.19
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